SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Alpha Natural Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02076X 10 2

(CUSIP Number)

Gerald Kerner, Esq.

c/o Duquesne Capital Management, L. L. C.

40 West 57th Street, 25th Floor

New York, New York 10019

(212) 830-6655

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

July 28, 2009

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02076X 10 2

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Duquesne Capital Management, L. L. C. I.R.S. #25-1772402
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,927,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,927,300
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,927,300
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.31%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 02076X 10 2

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Stanley F. Druckenmiller
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,927,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,927,300
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,927,300
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.31%

14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on July 16, 2009, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on July 20, 2009 and as further amended by Amendment No. 2 thereto filed with the Securities and Exchange Commission on July 23, 2009 (as amended, the “Current Schedule 13D”) on behalf of Duquesne Capital Management, L. L. C., a Pennsylvania limited liability company (“Duquesne Capital”), and Mr. Stanley F. Druckenmiller with respect to the beneficial ownership of the shares of the common stock, par value $0.01 per share (the “Common Stock”), of Alpha Natural Resources, Inc., a Delaware corporation (the “Company”).

Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Current Schedule 13D.

Item 4.	Purpose of Transaction.

The second paragraph of Item 4 of the Current Schedule 13D is hereby amended by adding the following to the end of the paragraph:

On July 28, 2009, the Reporting Persons issued a press release reconfirming that they intend to vote the Shares against the proposed merger between the Company and Foundation Coal Holdings, Inc. A copy of the press release is attached hereto as Exhibit 99.4.

Item 7.                   Material to Be Filed as Exhibits.

Item 7 of the Current Schedule 13D is hereby amended to add the following exhibit:

Exhibit 99.4.	Press Release, dated July 28, 2009.

[The remainder of this page is intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2009	DUQUESNE CAPITAL MANAGEMENT, L. L. C. By:/s/ Gerald Kerner Name: Gerald Kerner Title: Managing Director
Dated: July 28, 2009	STANLEY F. DRUCKENMILLER By: /s/ Gerald Kerner Name: Gerald Kerner Title: Attorney-In-Fact**

** Power of Attorney given by Mr. Druckenmiller was previously filed with the Securities and Exchange Commission on June 24, 2009 as an exhibit to a statement on Schedule 13G filed by Duquesne Capital Management, L. L. C. and Mr. Druckenmiller with respect to Alpha Natural Resources, Inc.